Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

The following is a transcript of CCC Information Services Inc.’s first quarter earnings call, which occurred on May 20, 2021:

CCC Information Services (Earnings) May 20, 2021

Corporate Speakers:

•	Brian Denyeau; ICR, Inc.; Managing Director

•	Githesh Ramamurthy; CCC Information Services; Chairman and Chief Executive Officer

•	Brian Herb; CCC Information Services; Chief Financial Officer

Participants:

•	Jackson Ader; JP Morgan; Analyst

•	Peter Burkly; Evercore ISI; Analyst

•	Bhavan Suri; William Blair; Analyst

•	Andrew Jeffrey; Truist Securities; Analyst

•	Gary Prestopino; Barrington Research; Analyst

PRESENTATION

Operator: Welcome to the CCC Information Systems Earnings Conference call. My name is Joelle and I will be your operator for today’s call. At this time, all participants are in a listen only mode. Later we will conduct a question and answer session. During the question and answer session, if you have a question, please press star, then one on your touch-tone phone. I will now turn the call over to Brian Denyeau. Brian, you may begin.

Brian Denyeau: Good afternoon and thank you for joining us today to review CCC’s first quarter 2021 financial results, which we announced in a press release issued after the close of market today.

Joining in the call today are Githesh Ramamurthy, CCC’s Chairman and CEO; and Brian Herb, CCC’s CFO.

The forward-looking statements we make today about the company’s results and plans are subject to risk and uncertainties that cause the actual results and the implementation of the company’s plans to vary materially. These risks are discussed under the heading, Risk Factors, in the registration statement on Form S4, followed by Dragoneer Growth Opportunities Corp. with the SEC on May 14th, 2021.

Further, these comments and accumulated files are copyrighted today by CCC Information Services Incorporated. Any recording, retransmission, reproduction, or other use of the same for profit or otherwise without prior consent to CCC is prohibited and a violation of the United States Copyright and other laws.

Additionally, while we have approved the publishing of a transcript to this call by a third party, we take no responsibility for inaccuracy that may appear in that transcript.

Please note, the discussion on today’s call includes certain non-GAAP financial measures as defined by the SEC. The company believes these non-GAAP financial measures provide useful information to the management and investors regarding certain financial and business trends relating to the company’s financial condition and results of operation.

A reconciliation of GAAP to non-GAAP measures is available on our earnings release.

With that, I’ll now turn the call over to Githesh.

Githesh Ramamurthy: Thanks, Brian. And thanks to all of you for joining us today. I’m excited to provide you with an update on CCC’s first quarter.

We’re looking forward to completing our business combination with Dragoneer, and once again being a publicly traded company.

Since this is our first public call to discuss financial results, I will spend a few minutes providing an overview of CCC’s business, our market, and the terrific opportunities we see for continued growth and value creation.

I’ve been with CCC for over two decades. And throughout that time, we’ve been driven by a very simple, yet powerful insight, that there is an enormous market opportunity to digitize the massive number of transactions in the P&C insurance economy. This is a broad ecosystem that includes insurers, repair facilities, OEMs, parts providers, and many others.

Across the industry, there is still a heavy reliance on two things; complex processes, and lots of manual steps. We believe solving this large problem represents a $35 billion global market opportunity.

P&C insurers are at the very early stages of their digital transformation journeys, and are at the in the initial phases of integrating emerging technologies like artificial intelligence to improve their business and their customers’ experience.

Let me describe the role we play. The core of our offering is a state of the art, multitenant technology stack that is 100% deployed in the cloud. We offer tremendous scale, having processed to date well over $1 trillion of historical data. And to give you a sense of the agility and the caliber of our engineering teams, we delivered over 1,400 software releases last year.

We aim to make the CCC cloud the most comprehensive and mission critical platform in the industry, and believe that the trust and resulting references we have earned are helping us achieve that goal.

We provide value in two critical dimensions. First, we deliver substantial operating efficiencies for customers to help them make their businesses more profitable and easier to manage. And second, we help deliver incremental revenue across the ecosystem by facilitating commerce between different customer groups like insurers, collision repair facilities, parts dealers, and OEMs, to name a few.

Insurers and repairers are two vital pillars of this ecosystem for which the CCC cloud is mission critical. For more than 300 insurers, we provide digitized workflows and help them manage the entire claims lifecycle. For more than 25,000 repairers of all sizes, we are the system of record. In addition, we connect more than 4,000 parts suppliers to collision repairs through the ecommerce functionality in the CCC cloud.

We are seeing significant growth in digital parts procurement. As a reference, parts dealers in aggregate sell more than $13 billion of parts to collision repairers annually, but mostly over the phone and other traditional means.

We also integrate and provide solutions to all major OEMs that enable better customer experience throughout the life of a vehicle. All in all, we enable more than $100 billion of transactions across our platform annually.

Our success has come from a singular focus on delivering for our customers. Every facet, from the usability of our products, to implementation, to cloud uptime, to account management, and tech support has been honed over many years to deliver a net promoter score of 80, which is higher than many of the most loved consumer technology brands in the world. This in turn drives our software gross dollar retention rate of 98%. In short, we benefit from having highly referenced from both customers.

This is particularly important as our growth has come from delivering a constant flow of new products and innovations to our customers. This mindset has enabled us to deliver 20 consecutive years of underlying revenue growth.

Let me give you a quick example that shows how we deliver value multiple times across a single claim.

First, our platform helps an insurer intake a claim, engage with the consumer, and use advanced AI-powered decision engines to assess, triage, and route the claim through its optimal flow, including to the appropriate repair facility in that insurer’s network.

Once at the repair facility, our tools help the repairer manage all aspects; from check-in, to all their internal operations, and back office functions, to repair the car as efficiently as possible.

We also enable repairers to buy the necessary parts directly from their favorite suppliers electronically over the network.

This is a very simplified example. It’s often the case that a single claim will ultimately generate hundreds of microtransactions across dozens of companies throughout the auto insurance economy. The CCC cloud connects all network participants and facilitates these transactions.

That’s a little background on our business. Now, I’ll turn to our first quarter results.

Adjusted revenue growth of 7% was a third consecutive quarter of accelerating growth. We have seen consistent improvement across the business since the second quarter of 2020, we saw the most significant impact from COVID-19.

I will now spend a few minutes reviewing four key highlights from our first quarter.

First, I’ll start with some of the key drivers of growth in Q1. Growth in the quarter came from a combination of delivering additional functionality to our current customers, as well as innovation that can be scaled across the network.

Continuous investment in R&D over a long time has helped us build a proven, repeatable process for product development. It is a key differentiator, and a core driver of our growth.

I would now provide a few examples.

Our insurance customers continue to implement our mobile solutions, which helped them deliver a great customer experience from guided photo capture to repair scheduling. These photos then serve as both input and training for our Smart Estimate solutions which uses artificial intelligence to improve productivity of adjustors. Many of our customers tell us that they are seeing significant increase in efficiency and customer satisfaction.

Our repair facility customers have continued to adapt our Engage package, which allows them to take in photos from consumers and return estimates, as well as schedule directly into a shop’s calendar. This is especially useful during off hours as it helps improve capture rate. We also continue to add new customers across all domestic markets during the quarter.

We have developed an extensive portfolio of solutions available across the CCC cloud, which gives us many ways to expand our offerings used by our customers.

One of the stats we are proud of is the deepening product penetration across our customer base. For example, nearly two thirds of our 25,000 repair facilities are utilizing multiple CCC products, which is up from 11% 10 years ago. Similarly, we have expanded our product portfolio for insurers from a single product years ago, to more than 20 solutions today.

We are still at the early stages of executing on this cross-sell strategy within our install base, while we continue to add new solutions to our portfolio to our innovation engine.

The second key topic for Q1 is the increase in claim frequency. We are seeing a continued increase in volume since last spring’s flows. But they remain below pre-pandemic levels in the United States.

In our China operations, claim volume as of November last year exceeded pre-pandemic levels.

As Brian will review in more detail later, while only a relatively small part of our overall business is transactional, COVID-19 had an unprecedented impact and miles driven in the number of claims events over the past year.

Based on historical performance and volumes we’re seeing in China, we’re confident that as the economy continues to reopen and travel returns to normalized levels, transaction volume will get back to historical trends.

We believe our ability to grow through macroeconomic challenges related to COVID-19 is an important demonstration of the resiliency of our business. For reference, historical revenue growth in the five years prior to COVID-19 averaged 10%.

The third area I’ll highlight for Q1 are product innovations. As I mentioned earlier, R&D is core to what we do at CCC.

In 2020, we released more than 1,400 product updates or software releases. And we believe we invest more than anybody in the industry on product development.

We made several product announcements in the first quarter that we are very excited about. The first is CCC Estimate-STP, or straight-through processing, which we unveiled last week at our 31st annual CCC Industry conference.

With the release of this solution, we are delivering on one of the most requested, yet challenging goals of the auto insurance economy; an end to end solution that fully digitizes the estimating process for qualified repairable claims. This will significantly expand digitization, speed process times, and elevate the customer experience. This, we believe can be a game changer for the industry, shorting the estimating process from days to mere minutes.

CCC Estimate-STP is our latest solution built around artificial intelligence. We have leveraged AI across our portfolio for a number of years, and are seeing rapid adaption across our customer base.

For example, we have cumulatively processed more than 5 million unique claims through our deep learning AI solution. In 2020, we experienced 100% increase in the number of claims that used two or more of our deep learning solutions, and an approximately 50% increase the number of claims processed through our AI tools. With CCC Estimate-STP, we expect to see AI adoption become even more widespread.

We also announced our plans to deliver an enterprise payments capability across the ecosystem we serve. As I mentioned earlier, we already enabled more than $100 billion of commerce across our platform annually. And embedding payments into our customer’s existing workflows is a natural step for us in digitizing the insurance economy.

We are uniquely positioned to do so because of our deep, existing integrations across more than 30,000 companies on our network.

Another factor is our position as the decision engine and the system of record for those customers, and the flexibility of our cloud platform. We anticipate launching this solution in the second half of the year, and we believe payments represent a significant long term growth opportunity for us.

During the quarter, we also delivered another solution to help with the growing complexity of repairing vehicles, a completely redesigned CCC Repair Methods. Launched in conjunction with GM as our first OEM, CCC Repair Methods will now offer the same repair procedures OEMs use in their own repair procedure guides to any repair facility.

This will ensure that any technician on the CCC platform can access the most relevant information on the optimal repair procedure, and is expected to enhance efficiency and ensure higher quality repairs. We look forward to bringing additional OEMs onto this solution in the future.

My final update is around talent. As we drive growth over the next several years, we have made substantial additions to our talents base, ranging from significant additions to our board of directors, to our frontline teams. I’ll highlight a few changes.

Under Marc Fredman, who leads Strategy and Corporate Development, we have added a veteran ecosystems leader; Barrett Callaghan, who had recently led our insurance market, will lead our U.S. markets and help coordinate solutions across all our U.S. customer segments.

We have also added talent in banking and finance to accelerate business development.

We have consolidated all application and platform development under John Goodson, an experienced executive who has served as Chief Technology Officer of multi-billion dollar global software companies.

Most recently, we’ve welcomed Shivani Govil to our team as our Chief Product Officer. Shivani is a seasoned technology executive with highly relevant experience. She joins us from Sage Software, where she was Executive Vice President, and before that, Shivani was Global Vice President at SAP Ariba, where she launched the company’s artificial intelligence product portfolio across the network of 3 million buyers and suppliers.

Before I turn the call over the Brian, I want to reiterate how excited we are about how the business is performing and our outlook for the future.

We expect to return to our historical double digit growth rates in the second quarter. We are tracking well to deliver on our 2021 targets of approximately 13% revenue growth, and adjusted EBITDA margins of at least 36%.

This puts us well ahead of the Rule of 40 metrics that is an important measure for many of our investors. Our goal is to deliver consistently strong financial results as a public company that we believe will generate significant value for shareholders.

We look forward to engaging with many of you in the coming weeks and months as we complete our merger with Dragoneer Growth Opportunities.

With that, let me turn the call over to Brian, after which we’ll take questions.

Brian Herb: Thanks Githesh. I’m pleased to be with you all today and look forward to working with you as we complete the process of becoming a public company.

Today, I’ll review our first quarter ’21 results, and provide guidance for the second quarter and the full year.

Given this is our first earnings call, I would like to briefly review our financial model. CCC is a software business that has a predictable and resilient revenue model. 96% of our total revenue in 2020 was recurring software revenue, with 80% of that comprised of subscription revenue, and the remaining 20% recurring transactional revenue.

We typically sign long term deals, three to five years, and exclusive contracts with the carriers.

We bill our clients monthly, so calculating billings is not a relevant metric for our business, as there’s little deferred revenue on the balance sheet.

We have a traditional land and expand model, with high retention rates in more of our growth historically coming from cross-sell and upsell of our base, and the balance of growth coming from new customers.

We believe we have a scalable and efficient business model, with gross profit margins in the mid-70s, and adjusted EBITDA margins in the mid-30s, both of which we expect to expand over time.

Together with our moderate CapEx in cap software needs, we have a strong cash conversion that provides additional capital to invest back into the business.

Turning now into our operating results.

Total revenue for the first quarter was $157.8 million, up 7% from the prior year on an adjusted basis. We look at our growth on adjusted basis, which excludes 2020 revenue from part of our casualty product line, clinical professional services, which was divested at the end of last year.

We believe this provides the best view into the underlying growth of the business so that our quarterly performance can be looked at on a like for like basis.

From a trend perspective, 7% is the third sequential quarter of accelerating year over year growth as the business steadily improves from the impact of COVID, which started in March of last years.

Within the quarter itself, we also saw a meaningful improvement in growth as the headwinds from COVID flipped to tailwinds in the second half of March. Specifically growth in March was materially better than growth in January.

Turning to our key metrics. Software gross dollar retention or GDR, captures the amount of revenue retained from our client based compared to the prior year period. In Q1 ’21, it was 98%, which is consistent with historical levels.

We believe our software GDR puts the value we provide our customers and the stickiness of the network effect. Software GDR is a core tenet for our predictable and resilient revenue model.

Software net dollar retention or NDR, which captures the amount of cross-sell and upsell from our existing customers compared to the prior year period. It also captures volume movement within our client base.

Q1 ’21, software NDR was 106%. Software NDR is a key driver of our growth, given the majority of our subscription revenue growth comes from our existing customer base.

Now, to review the income statement in more detail. As a reminder, unless otherwise noted, all metrics are non-GAAP. We provided a reconciliation of GAAP to non-GAAP financials in the press release.

Adjusted gross profit in the quarter was $120 million, with gross profit margin of 76%, compared to a gross profit margin of 74% in the first quarter of 2020.

Turning to our operating expenses, non-GAAP operating expenses were $69.8 million for the quarter, up 1% compared to a year ago. Our costs were slightly higher due to headcount adds as we continue to invest in R&D and new product development.

This was partially offset by lower discretionary spend such as travel, conferences and events, driven from our virtual work environment through COVID, coupled with some operational efficiencies. The Q1 discretionary year over year savings on travel and events will unwind as we left in Q2 and beyond.

Adjusted EBITDA for the quarter was $55.4 million, which is a 35% adjusted EBITDA margin. Adjusted EBITDA grew 25% in the quarter.

Turning to the balance sheet and cash flow, we ended the quarter with $59.2 million in cash and cash equivalent, and $1.3 billion of debt. At the end of the quarter, our net leverage was approximately six times.

As part of the proposed merger transaction with Dragoneer, we expect to strengthen our balance sheet with over $800 million of additional capital, assuming no Dragoneer shareholder redemptions in connection with the merger, which will reduce our net leverage to around two times.

Our strong balance sheet is a strategic asset for us, provides liquidity to invest in growth initiatives, and we expect it will generate value for our shareholders.

Free cash flow in the quarter was $33.5 million, compared to $3.1 million in the prior year period.

Looking at cash flow on an unlevered basis, we converted approximately 80% of our adjusted EBITDA into unlevered free cash flow. This was driven by historically strong cash collection in the quarter, and we also benefitted from some phasing of payments.

Now, I’d like to finish with guidance, beginning with the second quarter.

We expect total revenue of $162 million to $164 million. This represents 13% year over year growth in adjusted revenue at the midpoint. We expect adjusted EBITDA between $56 million to $58 million, which represents a 35% adjusted EBITDA margin at the midpoint.

For the full year ’21, we expect revenue of $672 million to $678 million, or 13% year over year growth on adjusted revenue at the midpoint. We expect adjusted EBITDA of $240 million to $245 million.

Some points to keep in mind as you think about the outlook in ’21. There’s underlying momentum in the business with some key implementations that we’ll onboard in the second half of the year. Starting in the second quarter, we will start to benefit from easier comps as we left the impact of COVID.

Taken together, these factors will lead to an increase in revenue growth starting in Q2, and continuing the second half of the year.

To summarize, CCC’s first quarter results reflect continued topline acceleration and margin expansion. We continue to see momentum in the secular long term trend of the digitization of the insurance economy. Moving forward, we remain focused on driving additional growth through our investments and innovation. And we’re excited to rejoin the public markets, and we believe we’re in the good position to generate durable revenue growth and margin expansion over the long term.

So with that, we’ll now take your questions. And I’ll hand back to the operator.

QUESTIONS AND ANSWERS

Operator: Thank you.

(Operator Instructions)

Our first question comes from Jackson Ader with JP Morgan. Your line is now open.

Jackson Ader: Awesome. Thanks for taking my questions, guys. First one is I think more conceptual.

In the full year ’21 growth, the adjusted growth is above that kind of 7% to 10% long term range. So Githesh, I’m just [not] sure if, which of those kind of four key highlights that you mentioned in terms of driver of growth, which of those would you say is the top contributor to being above that range for this year?

Githesh Ramamurthy: Hey Jackson, thanks for attending. I would say if you look at what we are seeing, the biggest driver is the adoption of products, especially when you look at what’s happening with mobile continued roll out of our Engage package, which allows digitization for repair facilities to engage with their consumers.

And then the first one, as you adapt mobile and AI by insurance carriers, that allows them to digitize more of the operation as they deal with consumers. So I’d say adaption of products is probably the single biggest driver.

Jackson Ader: Okay, all right. Great. And then a follow up. Brian, if we are — if we’re thinking about, okay, you’re expecting to grow in the teens, like next quarter and for the year. How do you think about what type of net dollar retention is embedded in these numbers? If CCC grows to the teens, does that mean net dollar retention must be like, 110 or above, or what does that relationship actually look like going forward?

Brian Herb: Yes, sounds good. Hey, Jackson. Thanks for the question.

Yes, so we did 106 for Q1. If you look at our historical performance and kind of before COVID, it was in the 105-106 range. So we’re getting more of our growth from cross-sell, upsell of our existing base, compared to new logos. And we believe that will continue.

So as we move into the double digits and the teens in the second half of the year, we will see our net dollar retention move up to the high single digits than any of the double digits. So that will be the trajectory of how net dollar retention will follow the overall growth rate.

Jackson Ader: Okay. So that historical relations are basically where the additional growth is maybe a couple of points above that net dollar retention?

Brian Herb: Yes, there’s still a new logo impact that we know will continue come into play. So new logo is still a meaningful part of the growth. And that will be part of the mix. But the largest part of our growth driver will be coming from NDR.

Jackson Ader: Cool. All right, great. Thank you.

Operator: Thank you. Our next question comes from Kirk Materne with Evercore ISI. Your line is now open.

Peter Burkly: Hi guys. This is actually Peter Burkly, on for Kirk. Thanks a lot for taking the questions here.

So Brian, just to start, and I think the answer is yes. But I just want to be sure. When you paid your initial forecast, when you announced the transaction, that was already incorporating the divestiture of the first party clinical services?

Brian Herb: Yes, that’s right. So all the numbers we provided when we announced the transaction provided forward guidance, it all included an adjusted view which excluded the impact of clinical services, which was divested at the end of last year.

Peter Burkly: Right. Okay, understood. Thank you.

And then Githesh, just for you, as the world continues to open, I’m just wondering what you’re hearing in your conversations with customers that give you confidence, so you can continue to grow wallet share with your core customers, as well as continue to attract new customers?

Githesh Ramamurthy: Yes, I would say — a very short answer is even before the opening that we’re seeing across the board in all the different states, we start to see even during COVID, this really rapid move to digitize, and part of it was driven by people having to send tens of thousands of people home, you have to service their customer base.

So we saw the trend of digitization. So people started testing, adapting mobile, various tools, and they saw that, wow, this is really delivering some fabulous results, and we’re continuing to see an even strong — that momentum continue even as things are coming back to normal.

Does that answer your question?

Peter Burkly: That is very helpful. Thanks very much, yes.

Operator: Thank you. Your next question comes from Bhavan Suri with William Blair. Your line is now open.

Bhavan Suri: Hey guys, thanks for taking my question, and really good set of numbers, especially the acceleration of the guide. That sounds great.

I guess I want to touch sort of the high level here. As you look at the fact that you’ve got a large majority of carriers and you’ve got a large majority of auto body shops on the network — it’s a really interesting network, in fact, right. So if you’re a body shop that’s new and you want to get paid and want to streamline, you have to be on sort of the CCC network. If you’re an insurance carrier, and you want to get a line of business, you personalize, whatever, and you want to make sure you get paid, and you want to get network into a bunch of body shops, it makes to be on the network.

How is the OEM playing into that? And are you going to see — I mean, I think the answer is yes. But I love to understand how you guys think about the potential network effects as the OEM gets integrated in the network, and so then every OEM, and every kind of parts player has to be kind of in there, not just the body shops, just the insurance carriers, but the guys who actually supply the materials. How should we think about that?

Githesh Ramamurthy: Hey Bhavan. How are you? This is Githesh.

So the answer to your question is over the last four, five years, we’ve actually opened a market and a team that focus very specifically on OEMs. And in that process, we initially started out by helping OEMs integrate their part solutions because OEMs are the majority of parts sold into repair facilities, through their dealers.

So we started integrating dealers, OEMs from a parts perspective. So today, we have virtually the vast majority of the OEMs on our platform from a parts standpoint.

The second area of the growth you’re seeing in our work with OEMs has been around the, what I call the telematics data starting to flow through. So we’re working with a number of OEMs where car-based telematics data is flowing through our platform so that at the end of the claim event, we can immediately start processing the claim.

So telematics is the second area we’re working with OEMs. And that, as you know, there’s a strong inter-relationship between OEMs and insurers in that category.

A third area I would say is diagnostics. As more and more vehicles need to be scanned after an accident, you get onboard computers, we are working with a number of OEMs so that the diagnostics scan solution so work — so that it makes it easier and more accurate to get a vehicle restored after an accident. So that’s another area.

I’d say the fourth area is really around many of our OEM customers also have captive financing institutions, where they [hold title] and lean, so there’s a couple of other areas as well.

Bhavan Suri: Got you. No, that’s actually super helpful as we think about sort of the expansion there.

So touching on expansion, we think about sort of [network] expansion rate picking up. I’d love to understand where we are in the AI adoption piece, and a little color on the early payments conversations you’ve had, because obviously those could then accelerate the business further, especially in the payments side, depending on takeaways and stuff, which I know you’re not disclosing it. But I’d love to understand sort of where the AI penetration, and how are the early conversations around payments playing out. Any color would be really helpful.

Githesh Ramamurthy: Sure. As you know, we have over a trillion dollars of historical data, right, that we’ve collected through estimates. So this has been an incredible resource for our AI engines as we build and refine our models.

So as of now, we have processed 5 million unique claims using CCC AI of some kind or the other. You’ve seen a 50% increase year over year in the use of AI in our claims, and 100% increase in two or more of our deep learning solutions.

So we are — so people are super excited about it, and there’s a huge difference between production AI versus nice demos. So we’re really excited about the expansion of AI.

Now, relative to payments, as you know, we are just launching that solution. And our history with launching these types of solutions is that CCC is very unique in the sense that we are deep in the workflows of more carriers, for parts providers, for dealers. So while we are so deep in the workflows, payments become as you know, as very natural extension for just one more solution that streamlines the process.

A large amount of payments today are done by checks and [TPH] and other mechanisms. So many of the conversations we have with our customers, they’re supper excited about A, having one more solution on payments. And we expect the usual pattern where we are — with the second half of the year as we launch this solution, we’ll run pilots, we’ll refine our solutions, and running an NPS of 80 means you want to have a world class solution that scales up.

So, minimal revenue this year, and we’ll start to see something in ’22. And we’ll keep you guys posted.

Bhavan Suri: Great. Appreciate the color. Nice job there. Thanks guys.

Operator: Thank you. Your next question comes from Andrew Jeffrey with Truist Securities. Your line is now open.

Andrew Jeffrey: Hi, good afternoon gentlemen, appreciate you taking the question.

Maybe I can piggyback Githesh a little bit on the payments question, specifically as it pertains to medical claims. I think that’s a growing area for CCC. So I guess, two things; one is can you talk a little bit about that opportunity broadly? And then two, can you talk about whether or not that’s — those types of payouts are also perhaps going to be modified by your automated payments solution that you’re rolling out?

Githesh Ramamurthy: Hey Andrew, how are you?

Andrew Jeffrey: Doing great. Thank you.

Githesh Ramamurthy: So the quick answer is we are in the middle of processing well over $100 billion a year of claims-related transactions flow through CCC, right; whether it is carrier to repairer — carrier to repairer, repairer to parts provider, carrier to medical providers, OEM to dealers. So we’re in the middle of multiple flows, workflows across the board.

And the $100 billion we’re talking about is $100 in aggregate, but there are multiple flows within that $100 billion. So that — so we believe that the payments capability really is applicable to virtually every facet of the business where payments can take place, and where payments are taking place where we are in the middle of workflow.

So by definition, does that apply to medical, and medical and other payments? The answer is absolutely yes.

Andrew Jeffrey: Great, appreciate that. And as a follow up, I think one of the things with which you’ve had a lot of success is really taking share as the ERP for repair shops. I know in the past, repair shops would use two repair cost estimating systems and workflows, and sometimes even more than two. Can you talk about sort of how far along you are in the evolution of driving CCC down as sort of ubiquitous repair shop ERP?

Githesh Ramamurthy: Yes, look, the biggest thing we focus on is more than anything, is really delivering a killer product experience, right. So we’ve honed a lot of things we do to deliver a net promoter score of 80. So what the net promoter score of 80 does is it’s like, for enterprise software, it is way off the charts.

And that lends itself naturally to customers choosing us in terms of our products, our solution, plus the ongoing R&D, as I mentioned I think at my call. We did 1,400 software releases last year, and delivered 99.98% uptime on our cloud.

So there are currently roughly over 40,000 repair facilities in the United States. We’re probably somewhere between 25,000 and 26,000 repair facilities. So we’re continuing to add every month, every quarter to those repair facilities. And so we see continued growth.

Andrew Jeffrey: Thank you.

Operator: Thank you.

(Operator Instructions)

Our next question comes from Gary Prestopino with Barrington Research. Your line is now open.

Gary Prestopino: Hey Githesh and Brian, how are you doing?

Githesh Ramamurthy: Hey.

Brian Herb: Good, Gary.

Gary Prestopino: Sorry, my dog was barking here. I don’t know if you heard. Shut the door.

Hey, a couple of questions. On this payments product that you’ve introduced, do you get — will you be booking that as a transaction for each transaction that goes through, or that’s just — or are you going to bundle it with your software and it gives you an upcharge on the software?

Githesh Ramamurthy: I’ll let Brian also jump in.

We’re in the very early stages of this. So in terms of this time, Gary, we’re not comfortable disclosing exactly what the model is because again, our maniacal focus is get it right, get it functioning, make the engineering like, superb, then it opens the door for these other conversations, and we’ll give you an update later.

Gary Prestopino: Okay. That’s fine.

And then piggybacking off the last question with the repair shops. In my understanding years ago, you’re still double, triple sourcing. Are you seeing more of a movement where the repair shop is just basically taking one estimating system?

Githesh Ramamurthy: Yes, I would say shops still have multiple. But the trend of going towards less overlap — let’s call it overlap, we are seeing less and less overlaps.

Gary Prestopino: Okay. And as you’re adding more technology to your bundle, is there any upfront investment that a repair shop has to make to use the product?

Githesh Ramamurthy: No. See, that’s one of the things that we were able to do, Gary, with CCC One. CCC One, when we introduced it almost, I guess almost a decade ago, was the first true enterprise cloud-based platform, right. So the beauty of a cloud-based platform is that there’s no local servers in the repair facilities. So if there’s a problem, or there’s a power outage, or there’s problems, everything is — all the data is backed up from the cloud.

And so that has dramatically reduced the amount of (inaudible) required. And the complexity of implementation is also dramatically lower.

And as you know, we scale from all these repair facilities that are doing a couple hundred thousand dollars a year in repair, to multi-store operators that are doing multi-billion dollars of repair. And I think the answer is being on the cloud and doing releases on the cloud makes it a heck of a lot easier to solve the problem that you’re describing.

Gary Prestopino: Okay, thank you.

Operator: Thank you. I’m not showing any further questions at this time. I would now like to turn the call back over to Githesh Ramamurthy for closing remarks.

Githesh Ramamurthy: Well, I just want to say on behalf of my colleagues at CCC, and this is our first earnings call, we very much look forward to working with our investors. We also know and appreciate the interest in CCC and shareholders. We are super excited about the year and the long term growth, and look forward to staying in touch, answering questions, and making sure we are very accessible to you. Thank you.

Operator: Thank you. Ladies and gentlemen, this concludes today’s conference. Thank you for participating. You may now disconnect.